



MAY 14 2010

ORDERED in the Southern District of Florida on ____________________

Paul G. Hyman, Chief Judge
United States Bankruptcy Court

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF FLORIDA
West Palm Beach Division

TACTICAL AIR DEFENSE SERVICES, INC., **Debtor**	**Case No. 10-22515-BKC-PGH** **Chapter 7 Involuntary**

ORDER GRANTING EMERGENCY MOTION OF ALLEGED DEBTOR TO DISMISS INVOLUNTARY PETITION (CP #7)

THIS MATTER came before the Court on Friday, May 14, 2010, on the Alleged Debtor, TACTICAL AIR DEFENSE SERVICES, INC.'s ("TADS"), *Emergency Motion to Dismiss* the single-creditor Involuntary Chapter 7 Petition filed against it by MARK DANIELS ("DANIELS").

The Parties appeared before the Court and stipulated to the following:

(a) DANIELS' claim is subject to *bona fide* dispute;

(b) TADS has more than 12 unsecured creditors; and,

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(c) the Court should enter an Order dismissing DANIELS' involuntary petition, with prejudice to any subsequent involuntary petition by DANIELS, or any insider or affiliate of DANIELS (as those terms are defined in the Code); moreover, DANIELS agrees not to pursue any efforts or to take any actions to solicit, recruit, encourage or cause any other alleged creditor of TADS to file an involuntary bankruptcy petition against TADS.

DISCUSSION

1.   Involuntary Petitions are governed by 11 U.S.C. §303.   Section 303(b) explains that:

> An involuntary case against a person is commenced by the filing with the Bankruptcy Court of a petition under Chapter 7 . . . of this Title -
>
> By three or more entities, each of which is either a holder of a claim against such person that is not contingent as to liability or the subject of a *bona fide* dispute as to liability or amount. . . if such non-contingent, undisputed claims aggregate at least $13,475.00 more that the value of any lien on property of the debtor securing such claims held by the holders of such claims;

2.   TADS and DANIELS by agreement have consented and acknowledged that DANIELS' claim is the subject of a *bona fide* dispute, and that TADS has more than 12 unsecured creditors.   That being the case, DANIELS' claim does not qualify him to be a Petitioning Creditor, and a valid involuntary petition would have required three (3) unsecured creditors in any event. 11 U.S.C. § 303(b)(1).

The Court being otherwise fully advised in the premises, and pursuant to the agreement of the Parties that the involuntary petition should be dismissed, it is

ORDERED, that the Involuntary Petition (CP #1) filed by DANIELS against TACTICAL AIR DEFENSE SERVICES, INC., the Alleged Debtor, be and it is hereby **DISMISSED** with prejudice to any subsequent involuntary petition by DANIELS, or any insider or affiliate of DANIELS (as those terms are defined in the Code), with each side to bear its own attorney's fees and costs. It is further

ORDERED, that since this dismissal is consensual, the Court does not reserve jurisdiction under Section 303(i) to assess fees, costs or damages.

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Conformed copies to:

Ronald G. Neiwirth, Esq.
Stuart A. Young, Esq.
Office of the U.S. Trustee

> Mr. Neiwirth to serve a conformed copy of this Order to all parties in interest and file a Certificate of Service with the Court.